SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16

of the Securities Exchange Act of 1934

For the month of June 2018

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

CGG Completes Mozambique Multi-Client Survey in Zambezi Delta

Paris, France – June 13, 2018

CGG has completed acquisition of 15,400 km2 of 3D marine seismic data in the outer Zambezi Delta Basin, west of the Beira High. The survey area covers blocks Z5-C and Z5-D and surrounding non-held acreage.

This is the first survey to be conducted following the agreement CGG signed with Mozambique’s Instituto Nacional de Petroleo (INP) in 2017 for the acquisition of a new multi-client program.

The fast-track PreSTM data set will be available in Q4 2018 in anticipation of a licence round during 2019 and final PreSDM deliverables will be made available in Q4 2019. A JumpStart™ integrated geoscience package will complement the survey to help accelerate industry understanding of the petroleum systems in the area.

As part of CGG’s commitment to sustainability and high environmental standards, Sercel’s QuietSea™ advanced integrated passive acoustic monitoring system was deployed on the survey vessel to ensure best-in-class monitoring of marine mammals in the environmentally sensitive Mozambique Channel.

Sophie Zurquiyah, CEO, CGG, said: “This advanced 3D survey is being imaged with our latest subsurface imaging technologies. Combined with our JumpStart integrated geoscience program, regional coverage from our 2017 East Africa Robertson Study, and the Robertson New Ventures Suite, it will support INP’s promotion of the potential in the deepwater Zambezi Delta Basin and the west flank of the Beira High. This full package will also provide interested industry companies with the information required to confidently de-risk the full Paleozoic, Mesozoic and Cenozoic series in this exciting new exploration area.”

Map showing location of CGG’s recently completed 3D survey over the Beira High in the Zambezi Delta.

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary businesses of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs more than 5,300 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0013181864) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date June 13th, 2018	By	/s/ Yves Goulard
Y. GOULARD
Group Treasurer, acting Chief Financial Officer